Exhibit 23.5

June 6, 2019

We hereby consent to the incorporation by reference in the Registration Statement on Form S-4 of our Procedures and Methods Review Letter dated February 14, 2019, regarding the Anadarko Petroleum Corporation Proved Reserves and Future Net Cash Flows as of December 31, 2018, and to the reference to our firm under the heading "Experts" in the Registration Statement.

Miller and Lents, Ltd. has no financial interest in Anadarko Petroleum Corporation or in any of its affiliated companies or subsidiaries and is not to receive any such interest as payment for such letter. Miller and Lents, Ltd. also has no director, officer, or employee employed or otherwise connected with Anadarko Petroleum Corporation. We are not employed by Anadarko Petroleum Corporation on a contingent basis.

Very truly yours,

MILLER AND LENTS

Texas Registered Engineering Firm No. F-1442

By______________________

Robert J. Oberst, P.E.
Chairman

MILLER AND LENTS, LTD.
CORPORATE
SEAL
DELAWARE